UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No._7_)*

Team, Inc.
(Name of Issuer)

Common Stock, $0.30 par value
(Title of Class of Securities)

878155100
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

953,650

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

953,650

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

953,650

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

249,942

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

249,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,942

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon II Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,952

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,952

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,952

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

Item 1.	Security and Issuer.

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the information set forth in the Schedule 13D filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 12, 2021, Amendment No. 2 filed on February 15, 2022, Amendment No. 3 filed on September 19, 2022, Amendment No. 4 filed on October 5, 2022, Amendment No. 5 filed on November 22, 2022 and Amendment No. 6 filed on May 26, 2023 (collectively the “Schedule 13D”) relating to the common stock, $0.30 par value (the “Shares”) of Team, Inc., a Delaware corporation (the “Issuer”), whose address for its principal executive offices is 13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.  The share numbers set forth herein reflect a one-for-ten reverse stock split implemented by the Issuer on December 22, 2022.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP, each a Cayman Islands exempted limited partnership (collectively, the “Funds”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Funds; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Funds by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)
Each of the Funds is principally engaged in the business of investing in securities.  The principal business address of the Funds is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Funds. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Funds. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser.  The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof (i) Corre Opportunities Qualified Master Fund, LP may be deemed to be the beneficial owner of 953,650 Shares, constituting 21.9% of the Shares, (ii) Corre Horizon Fund, LP may be deemed to be the beneficial owner of 249,942 Shares, constituting 5.7% of the Shares, (iii) Corre Horizon II Fund, LP may be deemed to be the beneficial owner of 250,952 Shares, constituting 5.8% of the Shares and (iv) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 1,454,544 Shares, constituting 33.3% of the Shares, in each case based on 4,361,865 Shares outstanding as of May 9, 2023, as determined based on reports by the Issuer.

Corre Opportunities Qualified Master Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 953,650 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 953,650 Shares.

Corre Horizon Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 249,942 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 249,942 Shares.

Corre Horizon II Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 250,952 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 250,952 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

The Reporting Persons have not, either directly or indirectly, effected any transactions in the Shares since their most recent filing of Schedule 13D.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Amended and Restated Term Loan Credit Agreement

General

On June 16, 2023, the Issuer entered into an amendment and restatement of that certain subordinated term loan credit agreement dated as of November 9, 2021 (as amended and restated, the “A&R Term Loan Credit Agreement”) among the Issuer, as borrower, the guarantors party thereto, the lenders from time to time party thereto and Cantor Fitzgerald Securities, as agent (the “A&R Term Loan Agent”). Available funding commitments to the Issuer under the A&R Term Loan Credit Agreement, subject to certain conditions, include a $57.5 million senior secured first lien term loan (the “Incremental Term Loan”) provided by the Investment Advisor and certain of its affiliates, consisting of a $37.5 million term loan tranche and a $20.0 million delayed draw term loan tranche.  Existing amounts outstanding under the existing subordinated term loan credit agreement (the “Uptiered Loan”) shall become senior secured obligations of the Issuer and the A&R Term Loan Guarantors (as defined below), secured on a pari pasu basis with the Incremental Term Loans, on the terms described below. As of the closing date of the A&R Term Loan Credit Agreement (the “Closing Date”), the aggregate principal amount of the Uptiered Loan is $123,129,318.84. All outstanding amounts in respect of the Incremental Term Loan under the A&R Term Loan Credit Agreement mature and become due and payable on December 31, 2026. All outstanding amounts in respect of the Uptiered Loan under the A&R Term Loan Credit Agreement mature and become due and payable on December 31, 2027; provided that, if greater than $50.0 million (including amounts in respect of payments in kind) of the Uptiered Loan is outstanding on December 31, 2026, then all outstanding amounts in respect of the Uptiered Loan under the A&R Term Loan Credit Agreement become due and payable on December 31, 2026. The proceeds of the Incremental Term Loan under the A&R Term Loan Credit Agreement will be used to redeem the existing 2017 Convertible Notes due August 1, 2023 and, subject to certain maximum liquidity conditions, for working capital purposes.
Guarantees and Collateral
The Issuer’s obligations under the A&R Term Loan Credit Agreement are guaranteed by certain direct and indirect material subsidiaries of the Issuer (the “A&R Term Loan Guarantors” and, together with the Issuer, the “A&R Term Loan Parties”). The obligations of the A&R Term Loan Parties are secured on a second priority basis by the ABL Priority Collateral (as defined below) and on a first priority basis by substantially all of the other assets of the A&R Term Loan Parties, subject to the terms of an intercreditor agreement (the “Intercreditor Agreement”) between the A&R Term Loan Agent, the ABL Agent (as defined below) and the A&R Term Loan Parties, that sets forth the priorities in respect of the collateral and certain related agreements with respect thereto.
Interest, Fees and Prepayments
Incremental Term Loans borrowed under the A&R Term Loan Credit Agreement bear interest at an annual rate of 12%, in cash. The Uptiered Loan under the A&R Term Loan Credit Agreement bears interest at an annual rate of 12%, paid-in-kind (“PIK”) from the Closing Date through September 30, 2023, or subject to certain conditions, December 31, 2023, and thereafter a split between cash and PIK, with the cash portion ranging from 2.5% per annum to 12% per annum, and the PIK portion ranging from 9.5% per annum to 0% per annum, depending on the Issuer’s Net Leverage Ratio (as defined in the A&R Term Loan Credit Agreement, which permits cash netting of up to $30.0 million of US and Canadian unrestricted cash of the A&R Term Loan Parties). Cash interest under the A&R Term Loan Credit Agreement is payable quarterly, and PIK interest is payable monthly. In addition, if certain minimum liquidity thresholds set forth in the A&R Term Loan Credit Agreement are not met for an applicable interest payment date, all interest in respect of the Uptiered Loan payable on such interest payment date will be in PIK, irrespective of the net leverage ratio at such time.
Amounts outstanding under the Incremental Term Loan amortize in quarterly installments of 0.75% of the original principal amount borrowed.

The Issuer is also required to pay certain customary upfront fees and commitment fees in connection with the A&R Term Loan Credit Agreement

The Issuer may make voluntary prepayments of the loans under the A&R Term Loan Credit Agreement from time to time, and the Issuer is required in certain instances related to change of control, asset sales, equity issuances, non-permitted debt issuances and with annual excess cash flow (as defined in the A&R Term Loan Credit Agreement), to make mandatory prepayments of the loans under the A&R Term Loan Credit Agreement, subject to certain prepayment premiums as specified in the A&R Term Loan Credit Agreement (subject to certain exceptions), plus accrued and unpaid interest.

In addition, if certain conditions related to repayments in respect of the Incremental Term Loan are not met, certain additional quarterly fees which may be paid in cash or common stock of the Issuer, at the Issuer's option, and shall be payable on not more than four occasions) plus a 150 basis point increase to the applicable interest rate will be payable to the lenders under the A&R Term Loan Credit Agreement.

Covenants and Events of Default

The A&R Term Loan Credit Agreement contains certain conditions to borrowings, events of default and affirmative, negative and financial covenants, including covenants that restrict the Issuer’s ability to sell assets, make changes to the nature of the Issuer’s business, engage in mergers or acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay dividends, make distributions or redeem or repurchase capital stock or make investments, engage in transactions with affiliates and make payments in respect of certain debt. The A&R Term Loan Credit Agreement also requires that the Issuer will not exceed $15.0 million in unfinanced capital expenditures in any four-fiscal quarter period, tested as of the end of the second and fourth fiscal quarters of each calendar year starting with the period ending December 31, 2023; provided that such amount shall increase to $25.0 million if the Issuer’s Total Leverage Ratio (as defined in the A&R Term Loan Credit Agreement) is less than or equal to 2.00 to 1.00 on a pro forma basis for such additional expenditure. In addition, the A&R Term Loan Credit Agreement requires that the Issuer not exceed a maximum Net Leverage Ratio, tested as of the end of each fiscal quarter, beginning at 9.25 to 1.00 for the fiscal quarter ending June 30, 2023 and stepping down each quarter to a ratio of 4.75 to 1.00 for the fiscal quarters ending March 31, 2026 and thereafter. Further, the A&R Term Loan Credit Agreement includes certain events of default, the occurrence of which may require that the Issuer pay an additional 2.0% interest on the outstanding loans and other obligations under the A&R Term Loan Credit Agreement.

The foregoing summary of the A&R Term Loan Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full and complete text of the A&R Term Loan Credit Agreement, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein.

Eclipse Amendment No. 3 to Credit Agreement

General

On June 16, 2023, the Issuer also entered into Amendment No. 3 (“ABL Amendment No. 3”) to that certain credit agreement, dated as of February 11, 2022 (as amended by Amendment No. 1 dated as of May 6, 2022 and Amendment No. 2 dated as of November 1, 2022, and as further amended from time to time, the “ABL Credit Agreement”) among the Issuer, as borrower, the lenders from time to time party thereto (including the Funds) and Eclipse Business Capital LLC, as agent (the “ABL Agent”). The ABL Amendment No. 3 amended the ABL Credit Agreement to, among other things, (i) provide the Issuer with a new $27.4 million term loan (the “ME/RE Loans”) secured by a first priority lien and mortgage on certain real estate and machinery and equipment of the Issuer and the ABL Guarantors (as defined below) (the “Specified RE/ME”), (ii) increase borrowing base availability under the revolving credit facility by an additional $2.5 million, (iii) extend the maturity date for the entire facility under the ABL Credit Agreement to August 11, 2025, (iv) amend the financial maintenance covenant therein to match the maximum unfinanced capital expenditures covenant included in the A&R Term Loan Credit Agreement described above and (v) amend provisions applicable to the $35.0 million delayed draw term loans under the ABL Credit Agreement to remove the ability of the Issuer to repay and reborrow such loans, to remove the ability to pay any portion of the interest on such loans in PIK and add a mandatory prepayment with respect to such loans in relation to the sale of certain collateral principally supporting such loans. The ME/RE Loans were drawn in full on the Closing Date and were used to pay off the amounts owed under the existing term loan credit agreement dated as of December 18, 2020 (as amended from time to time), among the Issuer, the lenders party thereto and Atlantic Park Strategic Capital Fund, L.P., as agent, which was repaid and terminated in full on June 16, 2023.
Guarantees and Collateral
The Issuer’s obligations in respect of the ME/RE Loans are guaranteed by certain direct and indirect material subsidiaries of the Issuer (the “ABL Guarantors” and, together with the Issuer, the “ABL Loan Parties”). The ME/RE Loans under the ABL Credit Agreement are secured on a first priority basis by, among other things, the Specified RE/ME, accounts receivable, deposit accounts, securities accounts and inventory of the ABL Loan Parties (the “ABL Priority Collateral”) and on a second priority basis by substantially all of the other assets of the ABL Loan Parties, subject to the terms of the Intercreditor Agreement.
Interest, Fees and Prepayments
The ME/RE Loans borrowed under the ABL Credit Agreement bear interest at an annual rate of the Secured Overnight Financing Rate, plus a credit spread adjustment of 0.11448% per annum and a margin of 5.75% per annum and is payable monthly.
Amounts outstanding under the ME/RE Loans amortize each month in aggregate installments of $296,661, subject to certain adjustments.
The Issuer may make voluntary prepayments of the ME/RE Loans from time to time, and the Issuer is required in certain instances related to asset sales of the Specified RE/ME and with annual excess cash flow (as defined in the ABL Credit Agreement), to make mandatory prepayments of the loans under the ABL Credit Agreement, subject to certain prepayment premiums as specified in the ABL Credit Agreement (subject to certain exceptions), plus accrued and unpaid interest.
The foregoing summary of the ABL Amendment No. 3 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the ABL Amendment No. 3, a copy of which is attached hereto as Exhibit C and is incorporated by reference herein.

Board Rights Agreement

On June 16, 2023, in connection with, and effective upon, the consummation of the transactions contemplated by the A&R Term Loan Credit Agreement and ABL Amendment No. 3, the Issuer, the Investment Adviser and the other parties thereto, entered into the Board Rights Agreement (the “Board Rights Agreement”), pursuant to which the Investor Representative, acting on behalf of itself and its affiliates (including the Funds) that beneficially own the Shares (such affiliates, together with the Investment Advisor, the “Investors”), may, subject to Share ownership thresholds and/or indebtedness and commitment thresholds and other terms provided in the Board Rights Agreement, designate an individual to serve as a non-voting observer at all meetings of the Issuer’s Board of Directors (the “Board”), nominate one individual to serve as Chairman of the Board (the “Chairperson”), and nominate two additional individuals to serve on the Board (such individuals, together with the Chairperson, the “Investor Directors”). The right to nominate the Investor Directors is subject to certain qualification requirements and the discretion of the Issuer’s Corporate Governance and Nominating Committee under limited circumstances.

In the event of the resignation, death or removal (for cause or otherwise) of the Investor Directors from the Issuer’s Board, the Investment Adviser, acting on behalf of the Investors, will have the right, but not the obligation, to designate a successor Investor Director, as applicable, to the Issuer’s Board to fill the resulting vacancy on the Board (and any applicable committee thereof), subject to certain qualification requirements specified in the Board Rights Agreement.

The foregoing summary of the Board Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Board Rights Agreement, a copy of which is attached hereto as Exhibit D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B:  Amended and Restated Term Loan Credit Agreement, dated June 16, 2023, by and among Team, Inc., as Borrower, the lenders party thereto, the guarantors party thereto and Cantor Fitzgerald Securities, as Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2023).

Exhibit C:  Amendment No. 3 to Credit Agreement, dated as of June 16, 2023, among Team, Inc., as Borrower, the lenders from time to time party thereto, the guarantors party thereto and Eclipse Business Capital LLC, as Agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2023).

Exhibit D:  Board Rights Agreement, dated as of June 16, 2023, by and among Team, Inc., Corre Partners Management, LLC, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon Fund II, LP. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2023
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Horizon Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Horizon II Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).